October 2010 Pricing Sheet dated October 25, 2010 relating to Preliminary Terms No. 535 dated September 27, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Two ELKS® Each Based Upon a Different Common Stock
Equity LinKed Securities (“ELKS®”)
PRICING TERMS FOR ALL ELKS – OCTOBER 25, 2010
Issuer:	Morgan Stanley
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Payment at maturity:
If on any trading day from but excluding the pricing date to and including the valuation date:
•  the closing price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•  the closing price has decreased to or below the downside threshold price, then you will receive shares of the underlying equity in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares. The value of those shares of the underlying equity or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Observation price:	Closing price
Initial equity price:	The initial equity price for each ELKS will be the closing price of the underlying equity on the pricing date. See “Specific Terms for Each ELKS–Initial equity price” below.
Equity ratio:
For each ELKS, the stated principal amount divided by the initial equity price, subject to adjustments for certain corporate events affecting the underlying equity issuer.  See “Specific Terms for Each ELKS–Equity ratio” below.

Pricing date:	October 25, 2010
Original issue date:	October 28, 2010 (3 business days after the pricing date)
Listing:	The ELKS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH ELKS
Underlying equity:	Halliburton Company common stock	NVIDIA Corporation common stock
Underlying equity issuer:	Halliburton Company (“HAL”)	NVIDIA Corporation (“NVDA”)
Maturity date:	April 25, 2011	April 25, 2011
Coupon:	8.75% per annum (approximately equivalent to $0.43021 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.	12% per annum (approximately equivalent to $0.59000 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates	Monthly, on the 25th of each month, beginning on November 25, 2010	Monthly, on the 25th of each month, beginning on November 25, 2010
Downside threshold price:	$27.424, which is 80% of the initial equity price.	$9.528, which is 80% of the initial equity price.
Valuation date:	April 19, 2011, subject to adjustment for non-trading days and certain market disruption events	April 19, 2011, subject to adjustment for non-trading days and certain market disruption events
CUSIP:	61759G380	61759G372
ISIN:	US61759G3801	US61759G3728
Initial equity price:	$34.28	$11.91
Equity ratio:	0.29172	0.83963
Aggregate principal amount:	$18,500,000	$6,000,000
Commissions and Issue Price:	Per HAL ELKS	Total	Per NVDA ELKS	Total
Price to public(1)	$10	$18,500,000	$10	$6,000,000
Agent’s commissions(1)(2)	$0.15	$277,500	$0.15	$90,000
Proceeds to issuer	$9.85	$18,222,500	$9.85	$5,910,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest prices payable by an investor are $9.95 per HAL ELKS and $9.95 per NVDA ELKS.  Please see “Syndicate Information” on page 8 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., fixed sales commissions of $0.15 for each HAL ELKS and $0.15 for each NVDA ELKS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 535 dated September 27, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.